Exhibit 99.1

Buenos Aires

March 27, 2018

To:	Comisión Nacional de Valores (Argentine National Securities Commission)

Re:	Material Event

To whom it may concern,

I am writing to inform you that, as of March 26, 2018, Grupo Financiero Galicia S.A. has completed the sale of its 3% minority stake in Compañía Financiera Argentina S.A. to Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. for a final purchase price of Ps. 30,771,146.

It is believed that this transaction will not have a significant impact on shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com